Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	March 31, 2018
	Income from operations
	a) Revenue	145,410	139,777	134,234	285,187	270,495	544,871
	b) Other operating income	269	2,529	—	2,798	—	—
	c) Foreign exchange gains/(losses), net	1,217	771	453	1,988	806	1,488

I	Total income from operations	146,896	143,077	134,687	289,973	271,301	546,359

	Expenses
	a) Purchase of stock-in-trade	3,342	4,650	2,939	7,992	9,245	18,434
	b) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(274)	(473)	(30)	(747)	425	505
	c) Employee benefit expense	74,216	72,042	67,612	146,258	135,054	272,223
	d) Depreciation, amortisation and impairment	4,370	4,337	5,200	8,707	10,143	21,124
	e) Sub-contracting/ technical fees	24,318	22,443	21,503	46,761	41,750	84,437
	f) Facility expenses	5,314	5,834	5,129	11,148	10,142	21,044
	g) Travel	4,172	4,445	4,536	8,617	8,902	17,399
	h) Communication	1,133	1,320	1,297	2,453	2,621	5,353
	i) Legal and professional fees	1,278	1,171	1,043	2,449	2,144	4,690
	j) Marketing and brand building	565	709	698	1,274	1,492	3,140
	k) Other expenses	7,846	3,293	1,719	11,139	4,249	13,716

II	Total expenses	126,280	119,771	111,646	246,051	226,167	462,065

III	Finance expenses	1,569	1,649	1,434	3,218	3,035	5,830
IV	Finance and Other Income	5,136	5,197	6,709	10,333	13,036	23,999
V	Share of profits/(loss) of equity accounted investees	20	(53)	5	(33)	4	11

VI	Profit before tax [I-II-III+IV+V]	24,203	26,801	28,321	51,004	55,139	102,474

VII	Tax expense	5,347	5,865	6,426	11,212	12,420	22,390

VIII	Net profit for the period [VI-VII]	18,856	20,936	21,895	39,792	42,719	80,084

IX	Total Other comprehensive income	2,227	(2,635)	(426)	(408)	(1,075)	(3,109)

	Total comprehensive income for the period [VIII+IX]	21,083	18,301	21,469	39,384	41,644	76,975

X	Profit for the period attributable to:
	Equity holders of the Company	18,889	21,206	21,917	40,095	42,682	80,081
	Non-controlling Interest	(33)	(270)	(22)	(303)	37	3

		18,856	20,936	21,895	39,792	42,719	80,084

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	20,971	18,487	21,463	39,458	41,590	76,956
	Non-controlling Interest	112	(186)	6	(74)	54	19

		21,083	18,301	21,469	39,384	41,644	76,975

XI	Paid up equity share capital (Face value ₹ 2 per share)	9,048	9,048	9,733	9,048	9,733	9,048
XII	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet of previous accounting period						473,888
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods is not annualized)
	Basic (in ₹)	4.19	4.71	4.52	8.90	8.81	16.86
	Diluted (in ₹)	4.19	4.70	4.52	8.89	8.80	16.83

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2018 have been approved by the Board of Directors of the Company at its meeting held on October 24, 2018. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Adoption of IFRS 15 – Revenue from Contracts with Customers.

On April 1, 2018, the company adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catchup transition method applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 15, did not have any material impact on the consolidated results for the three and six months ended September 30, 2018.

4.	List of subsidiaries and equity accounted investees as at September 30, 2018 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, LLC.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions Americas LLC	USA
	Wipro Insurance Solutions LLC		USA
	Wipro IT Services, LLC.		USA
		HealthPlan Services Insurance Agency, LLC.	USA
		HealthPlan Services, Inc.	USA
		Appirio, Inc. **	USA
		Cooper Software, LLC.	USA
		Infocrossing, LLC	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
Wipro Information Technology Austria GmbH			Austria
Wipro Technologies Austria GmbH			Austria
NewLogic Technologies SARL			France
Wipro Cyprus Public Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
	Wipro Holdings Investment Korlátolt Felelosségu Társaság		Hungary

	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Limited Liability Company Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh **	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Appirio India Cloud Solutions Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Alight HR Services India Private Limited			India

* All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

** Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, Cellent GmbH, and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru
Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.
	Appirio Singapore Pte Ltd		Singapore

As at September 30, 2018, the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accoutned for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Inc. Benefit Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2018, June 30, 2018 and September 30, 2017, and the six months ended September 30, 2018 and September 30, 2017, and the year ended March 31, 2018 is as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	March 31, 2018
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	44,105	41,054	36,349	85,159	71,283	148,062
Health BU	18,364	18,209	17,989	36,573	37,139	74,177
CBU	23,532	21,987	20,989	45,519	41,524	83,762
ENU	18,239	17,205	17,769	35,444	35,233	68,427
TECH	19,581	19,504	18,515	39,085	36,179	73,967
MFG	11,732	11,304	11,495	23,036	23,173	46,305
COMM	8,220	7,740	8,583	15,960	17,414	33,710

Total of IT Services	143,773	137,003	131,689	280,776	261,945	528,410
IT Products	2,876	3,532	2,988	6,408	9,331	17,998
Reconciling Items	(22)	13	10	(9)	25	(49)

Total Revenue	146,627	140,548	134,687	287,175	271,301	546,359

Other operating Income
IT Services	269	2,529	—	2,798	—	—
IT Products	—	—	—	—	—	—

Total Other Operating Income	269	2,529	—	2,798	—	—

Segment Result
IT Services
BFSI	7,725	7,149	6,055	14,874	11,496	24,626
Health BU	2,659	2,070	2,698	4,729	5,432	9,620
CBU	4,156	2,615	3,244	6,771	6,178	13,060
ENU	(2,084)	2,690	3,435	606	7,086	8,060
TECH	4,644	4,064	3,748	8,708	7,229	14,685
MFG	2,247	1,402	1,652	3,649	3,346	7,057
COMM	1,070	754	1,147	1,824	2,596	3,158
Unallocated	310	695	805	1,005	1,337	3,347
Other Operating Income	269	2,529	—	2,798	—	—

Total of IT Services	20,996	23,968	22,784	44,964	44,700	83,613

IT Products	(426)	(740)	88	(1,166)	119	362
Reconciling Items	46	78	169	124	315	319

Total	20,616	23,306	23,041	43,922	45,134	84,294
Finance Expense	(1,569)	(1,649)	(1,434)	(3,218)	(3,035)	(5,830)
Finance and Other Income	5,136	5,197	6,709	10,333	13,036	23,999
Share of profit/ (loss) of equity accounted investee	20	(53)	5	(33)	4	11

Profit before tax	24,203	26,801	28,321	51,004	55,139	102,474

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 1,217, ₹ 771 and ₹ 453 for the three months ended September 30, 2018, June 30, 2018 and September 30, 2017, respectively and ₹ 1,988 and ₹ 806 for the six months ended September 30, 2018 and September 30, 2017, respectively and ₹ 1,488 for the year ended March 31, 2018, which is reported as a part of “Other income” in the statement of profit and loss.

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Segment results for COMM and ENU industry vertical for year ended March 31, 2018 is after considering the impact of provision for impairment of receivables and deferred contract costs of ₹ 4,612, consequent to insolvency of two of our customers.

g)

Net gain from the sale of hosted data center services business and disposal of Wipro Airport IT Services Limited, amounting to ₹ 269 and ₹ 2,798, is included as part of IT services segment result for the three months and six months ended September 30, 2018, respectively.

h)

Segment results for ENU industry vertical for the period three months and six months ended September 30, 2018, is after considering the impact of ₹ 5,141 ($ 75) paid to National Grid on settlement of a legal claim against the Company.

6.	Other operating income

Sale of hosted data center services business: During the six months ended September 30, 2018, the Company has concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,098
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,418)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	2,811

In accordance with the sale agreement, total cash consideration is ₹ 27,790 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted of ₹ 24,024 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the six months ended September 30, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

7.	Consolidated Balance Sheet

	As at March 31, 2018	As at September 30, 2018
ASSETS
Goodwill	117,584	128,026
Intangible assets	18,113	18,027
Property, plant and equipment	64,443	68,370
Derivative assets	41	17
Investments	7,668	7,494
Investment in equity accounted investee	1,206	1,305
Trade receivables	4,446	4,179
Deferred tax assets	6,908	8,861
Non-current tax assets	18,349	20,237
Other non-current assets	15,726	20,227

Total non-current assets	254,484	276,743

Inventories	3,370	4,060
Trade receivables	100,990	106,382
Other current assets	30,596	27,150
Unbilled receivables	42,486	28,685
Contract assets	—	18,573
Investments	249,094	248,815
Current tax assets	6,262	7,895
Derivative assets	1,232	3,793
Cash and cash equivalents	44,925	79,818

	478,955	525,171
Assets held for sale	27,201	—

Total current assets	506,156	525,171

TOTAL ASSETS	760,640	801,914

EQUITY
Share capital	9,048	9,048
Share premium	800	879
Retained earnings	453,265	491,401
Share based payment reserve	1,772	2,260
Other components of equity	18,051	17,414

Equity attributable to the equity holders of the Company	482,936	521,002
Non-controlling interest	2,410	2,312

TOTAL EQUITY	485,346	523,314

LIABILITIES
Long - term loans and borrowings	45,268	52,329
Derivative liabilities	7	—
Deferred tax liabilities	3,059	2,475
Non-current tax liabilities	9,220	9,543
Other non-current liabilities	4,230	4,688
Provisions	3	2

Total non-current liabilities	61,787	69,037

Loans, borrowings and bank overdrafts	92,991	62,726
Trade payables and accrued expenses	68,129	84,797
Unearned revenues	17,139	23,607
Current tax liabilities	9,417	13,667
Derivative liabilities	2,210	6,487
Other current liabilities	16,613	17,507
Provisions	796	772

	207,295	209,563
Liabilities directly associated with assets held for sale	6,212	—

Total current liabilities	213,507	209,563

TOTAL LIABILITIES	275,294	278,600

TOTAL EQUITY AND LIABILITIES	760,640	801,914

8.

As part of a customer contract with Alight LLC, Wipro has acquired Alight HR Services India Private Limited for a consideration of ₹ 8,275 (USD 117). Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The transaction was consummated on September 1, 2018. Net assets taken over was ₹ 4,128. The excess of consideration paid and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place : Bengaluru	Executive Chairman
Date : October 24, 2018	& Managing Director